SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                             The York Group, Inc.
                             --------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
                         ----------------------------
                        (Title of Class of Securities)

                                  986632107
                                  ---------
                                (CUSIP Number)

                                 Curtis J. Zamec
                                Wilbert, Inc.
                   P.O. Box 210, Forest Park, IL 60130-0210
                                   (708) 865-1600
      -----------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 10, 2001
                     (Date of Event which Requires Filing
                              of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



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Item 1.  Security and Issuer

      This Amendment No. 10 to Schedule 13D amends the Schedule 13D dated September 18, 2000, as previously amended.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended by addition of the following:

      In a May 1, 2001 letter sent by Thomas J. Crawford, Chairman, President and Chief Executive Officer of The York Group, Inc. ("York"), to Curtis J. Zamec, Chairman and Chief Executive Officer of Wilbert, Inc. ("Wilbert"), York rejected Wilbert's March 16, 2001 proposal to acquire all of the outstanding common stock of York for $6.50 per share in cash or stock, despite Wilbert's assertion that the consideration offered represented a 40.5 percent premium over the closing price of York common stock on March 15, 2001.

      In a May 10, 2001 letter sent by Mr. Zamec to York's board of directors, Wilbert again proposed a business combination transaction in which Wilbert would acquire all outstanding common stock of York. All York stockholders wishing to sell their shares for cash would now receive $7.75 for each share of York stock sold. For stockholders wishing to continue their ownership, Wilbert expressed its willingness to explore, as an alternative to all cash, a cash election mechanism or other combination of cash or stock as payment for York shares. Wilbert asserted that the cash alternative, now representing a 68 percent premium over the closing price of York common stock on March 15, 2001, would be attractive to those stockholders wishing to liquidate their investment. Conversely, the stock alternative would be attractive to those York stockholders desiring the opportunity to retain their equity investment in the combined enterprise.

      Mr. Zamec emphasized that the York directors' fiduciary duties to York's stockholders dictates that they explore Wilbert's proposal before committing to additional expenses such as bank fees, proxy solicitation fees, etc. He noted that a timely decision regarding this proposal could allow York stockholders to make a decision at York's next annual meeting, could eliminate many costly expenses, and could therefore increase the amount of consideration available to York stockholders.

      Wilbert's proposal is conditioned on the approval of the transaction by York's board of directors, thereby excepting the transaction from Delaware's anti-takeover statutes and rendering York's shareholder rights plan inapplicable. Due to the importance of this matter, Mr. Zamec requested that York respond to the proposal no later than the close of business on Friday, May 18, 2001.

Item 7.  Materials to be Filed as Exhibits

Exhibit 99-1  May 10, 2001 letter from Curtis J. Zamec on behalf of
              Wilbert, Inc. to the board of directors of The York Group, Inc. proposing to acquire all outstanding York common stock for $7.75 per share in cash or stock.

Exhibit 99-2 May 11, 2001 press release of Wilbert, Inc. announcing its proposal to acquire all outstanding common stock of The York Group, Inc. for $7.75 per share in cash or stock.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 2001

                                    Wilbert, Inc.


                                    By:     /s/  C. J. Zamec
                                    Name:  Curtis J. Zamec
                                    Title:  Chairman & Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit No. Description

Exhibit 99-1  May 10, 2001 letter from Curtis J. Zamec on behalf of
              Wilbert, Inc. to the board of directors of The York Group, Inc. proposing to acquire all outstanding York common stock for $7.75 per share in cash or stock.

Exhibit 99-2 May 11, 2001 press release of Wilbert, Inc. announcing its proposal to acquire all outstanding common stock of The York Group, Inc. for $7.75 per share in cash or stock.